

Mail Stop 6010

May 19, 2008

VIA U.S. MAIL AND FAX (973) 882-5989

Robert V. Condon
Chief Financial Officer
Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, New Jersey 07006

> **Re:** **Merrimac Industries, Inc.**
> **Form 10-K for the fiscal year ended December 29, 2007**
> **Filed March 28, 2008**
> **File No. 001-09970**

Dear Mr. Condon:

We have reviewed your letter dated May 8, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 29, 2007

Notes to Consolidated Financial Statements, page 41

1. Nature of business and summary of significant accounting policies, page 41

Contract revenues, page 41

1.   Please refer to our prior comment 1 and note we have the following additional comments.

- We see from your response that revenue related to non-recurring engineering charges is generally recognized upon shipment of the related initial units produced or based upon contractually established stages of completion. Footnote 4 of SAB Topic 13 A. describes that revenue should not be recognized until the seller has substantially accomplished what it must do pursuant to the terms of the arrangement. Please explain to us why your recognition of revenue upon shipment of the initial unit or based upon stages of completion is compliant with SAB Topic 13A.

- We note from your response that "Although [you] do not recognize revenue in accordance with SOP 81-1, [you] do utilize the requirements of paragraphs 85 – 89 of SOP 81-1…". Please explain to us why you concluded that the guidance under paragraphs 85 – 89 of SOP 81-1 is applicable to you. Please cite the applicable U.S. GAAP that supports your conclusions.   We also note your response indicates you recognize revenue under SAB Topic 13A and *not SOP 81-1*.   This statement seems inconsistent with the referenced disclosures herein and revenue policy disclosures in your March 31, 2008 Form 10-Q. Please clearly tell us when and why you apply SOP 81-1 to recognize revenues and revise your future policy disclosures as necessary based on our concerns.

- In a related matter, please quantify the revenue and expenses related to non-recurring engineering projects in fiscal 2005, 2006 and 2007 and your first quarterly period of 2008. Specifically indicate the amount of such revenues not recognized upon shipment of the initial units produced.

- Also, note that your critical accounting estimate disclosures in management's discussion and analysis should supplement rather than duplicate the description of your accounting policies in the notes to your financial statements. For further guidance, refer to Sections I.E. and V of our release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise your disclosure as appropriate in future filings.

Robert V. Condon
Merrimac Industries, Inc.
May 19, 2008
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant